Exhibit 99.7

CERTIFICATE of Qualified Person

I, Philipa Varris, MAusIMM (CP), do hereby certify as follows:

1.	I am Executive Vice President, Head of Sustainability, of Golden Star Resources Ltd. (“GSR”), 2nd Floor, 161 Brompton Road, Knightsbridge, London, SW3 1QP.
2.	I am an author of “NI 43-101 Technical Report on the Wassa Gold Mine, Mineral Resource & Mineral Reserve Update and Preliminary Economic Assessment of the Southern Extension Zone, Western Region, Ghana” (Technical Report) dated March 1, 2021 and having an effective date of December 31, 2020.
3.	I graduated with a BSc degree in Environmental Biology in 1991, an Honours degree in Environmental Biology in 1992 and an MSc in Natural Resources in 1998, from the Curtin University of Technology, Australia. I am Member of the Australasian Institute of Mining & Metallurgy and a Chartered Professional AusIMM (CP). My membership number is 201205 and I have been an active member since 1996. I have worked as an environmental, safety, health and communities professional in the mining industry since 1994.
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.
5.	I most recently inspected the Wassa Gold Mine from November 23, 2020 to December 3, 2020.
6.	I am directly responsible for Sections 4, 5 and 20 of the Technical Report.
7.	I am employed by GSR, thus I am not independent of the issuer.
8.	I have had involvement with the Wassa Gold Mine since joining GSR in February 2011.
9.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
10.	I have read NI 43-101, Form 43-101F1, and the Technical Report. The Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
11.	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 1st day of March, 2021.

“Philipa Varris"

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Philipa Varris, MAusIMM (CP)